EXHIBIT 99.12

CONSENT OF PATRICK FORWARD

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Patrick Forward, AusIMM, General Manager, Exploration (European Goldfields Ltd.), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Resource and reserve estimates of the Stratoni Mine;

2.	Technical report dated May 1, 2008, entitled “Technical Report on the Stratoni Project, Pb Zn Ag Deposit, Northern Greece”;

3.	The Annual Report.

Date: March 30, 2009

Yours truly, /s/ Patrick Forward
Name: Patrick Forward, AusIMM Title: General Manager, Exploration, European Goldfields Limited